May 2, 2018

Mr. H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Berry Petroleum Corporation

Draft Registration Statement on Form S-1

Submitted February 14, 2018

CIK No. 0001705873

Ladies and Gentlemen:

Set forth below are the responses of Berry Petroleum Corporation (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 13, 2018, with respect to the Draft Registration Statement on Form S-1, CIK No. 0001705873, submitted to the Commission on February 14, 2018 (the “Registration Statement”).

Concurrently with the submission of this letter, we are submitting to the Commission through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 marked to show all changes since the filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission

May 2, 2018

RESPONSE:    To date, neither the Company nor anyone on the Company’s behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent the Company presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of such written communications.

2.	Your registration appears to indicate that you intend to conduct a firm commitment underwritten offering. In your next amendment, please include the names of the lead underwriters.

RESPONSE:    The Company has revised the Registration Statement to identify the lead underwriters. Please see the front and back cover pages of the prospectus making up a part of Amendment No. 1 and page 167 of Amendment No. 1.

Prospectus Summary, page 1

Our Company, page 1

3.	In the first paragraph, you disclose that you “target onshore, low-cost, low-risk, oil-rich basins” such as the San Joaquin and Unita Basins, and you continue below in the second full paragraph to disclose that you focus on drilling conventional, shallow reservoirs, the drilling and completion of which are “low-cost in contrast to modern unconventional resource plays.” Please balance the disclosure of your focus and strategy here and throughout your prospectus with your assets in the Piceance Basin, which appears a tight gas deposit that appears to have much higher costs than your San Joaquin assets, per the average estimated drilling and completion costs disclosed under “Our Development Opportunities” on page 4. We note the Piceance basin is disclosed on page 3 as 21% your total proved reserves and appears 42% of your total proved undeveloped reserves.

RESPONSE:    The Company has revised the Registration Statement as requested. Please see pages 1, 2, 63, 64 and 94 of Amendment No. 1.

4.	We note you disclose various metrics, such as:

•	“PDP Production by Year (M/Boe/d) and PDP Decline Rates” on page 4;

•	“PUD/PDP Operating Expenses ($/Boe)” on page 6; and

•	Your identified drilling locations associated with proved undeveloped reserves with “projected average single-well rates of return of approximately 40%” on page 8.

These metrics appear based on the assumptions, calculations and cost structure used in preparing your November 30, 2017 reserve report. Please summarize such assumptions, etc., and/or provide an appropriate cross reference to the location in the reserve report such information is disclosed.

Securities and Exchange Commission

May 2, 2018

RESPONSE:    The Company has revised the Registration Statement as requested. Please see pages 2, 3, 4, 7, 95, 96 and 100 of Amendment No. 1.

Our Capital Budget, page 7

5.	We note your disclosure that you intend to employ one additional drilling rig assigned to “certain projects.” Please explain what such projects entail, or cross-reference to the appropriate disclosure of such information.

RESPONSE:    The Company has revised the Registration Statement to clarify the intended use of the one additional drilling rig. Please see pages 10 and 102 of Amendment No. 1.

Risk Factors, page 24

6.	Please include a risk factor addressing the impact of the exclusive forum provision in your certificate of incorporation on stockholders.

RESPONSE:    The Company has revised the Registration Statement to include a risk factor addressing the impact of the exclusive forum provision in its certificate of incorporation. Please see page 47 of Amendment No. 1.

Risks Related to the Offering and our Capital Stock, page 37

Future sales of our common stock in the public market . . . page 39

7.	We note your disclosure that you have entered into a registration rights agreement with certain stockholders pursuant to which the stockholders have rights to demand the filing of a registration statement. Please expand this risk factor and/or expand the cross referenced disclosure under “Description of Capital Stock –Registration Rights” on page 143 to quantify the number of securities subject to such registration rights.

RESPONSE:    The Company has revised the Registration Statement to quantify the number of securities subject to the registration rights agreement. Please see pages 43 and 158 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Preferred Stock, page 61

8.	Please disclose the conversion rate for your Series A Preferred Stock.

Securities and Exchange Commission

May 2, 2018

RESPONSE:    The Company has revised the Registration Statement to disclose the conversion rate for its Series A Preferred Stock. Please see pages 65 and 155 of Amendment No. 1.

Business, page 92

Reserves Evaluation and Review Process, page 112

9.	Expand the disclosure relating to the internal controls used in your reserves estimation effort to include the qualifications of the technical person(s) of DeGolyer and MacNaughton primarily responsible for overseeing the preparation of the reserves estimates presented in the Registration Statement. Refer to the disclosure requirements of Item 1202(a)(7) of Regulation S-K.

RESPONSE:    The Company has revised the Registration Statement accordingly. Please see page 116 of Amendment No. 1.

Production and Operating Data, page 114

10.	Expand the tabular disclosure of production presented as average daily rates to provide this information as annual volumes by final product sold. Refer to the disclosure requirements of Item 1204(a) of Regulation S-K.

RESPONSE:    The Company has revised the Registration statement accordingly. Please see pages 24 and 119 of Amendment No. 1.

Acreage, page 117

11.	Tell us if the tabular presentation of your acreage includes the undrilled portion of acreage held by production as undeveloped. If not, please revise your disclosure to include such acreage as undeveloped to comply with the disclosure requirements of Item 1208(b) of Regulation S-K.

RESPONSE:    In response to the Staff’s comment, the Company has revised the Registration Statement to account for the undrilled portion of its acreage held by production as undeveloped in accordance with Item 1208(b) of Regulation S-K. Please see page 123 of Amendment No. 1.

Management, page 129

Board of Directors, page 130

12.	Please revise the biographical sketch for director Voiland to reflect his business experience during the most recent five years. In this regard, please clarify his employment since 2008, including the name and principal business under which he has operated as a management consultant. See Item 401(e) of Regulation S-K.

Securities and Exchange Commission

May 2, 2018

RESPONSE:    The Company has revised the Registration Statement accordingly. Please see page 139 of Amendment No. 1.

Exhibit 99.1

13.	The reserve report does not appear to include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserve report to include the following information:

•	The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).

•	The date on which the report was completed (Item 1202(a)(8)(ii)).

RESPONSE:    The Company has included as an exhibit to Amendment No. 1 an updated reserve report as of December 31, 2017 that contains the information required by Item 1202(a)(8) of Regulation S-K. Please see exhibit 99.1 to Amendment No. 1.

14.	The reserves report refers to additional supplemental information, e.g. “the appendix bound with this report includes (1) summary projections of proved reserves and revenue by reserves category, (2) summary projections of proved reserves and revenue by state, asset, and reserves category, (3) summary projections of proved reserves and revenue by asset, district, and reserves category, and (4) tabulations of proved reserves and revenue by asset, district, unit-lease/field, reserves category, and case name” that is not included in the report. Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information.

RESPONSE:    The Company has included as an exhibit to Amendment No. 1 an updated reserve report as of December 31, 2017 that does not include references to supplemental information. Please see exhibit 99.1 to Amendment No. 1.

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Securities and Exchange Commission

May 2, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

BERRY PETROLEUM CORPORATION

By:	/s/ Cary Baetz
Name:	Cary Baetz
Title:	Executive Vice President and Chief Financial Officer

Enclosures

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.

Sarah K. Morgan, Vinson & Elkins L.L.P.